FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Notice of Resolutions of the Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 27, 2008	By:	/s/ Toshio Hirota
Toshio Hirota
Executive Managing Director

[English Translation]

June 26, 2008

To: Shareholders
Kenichi Watanabe

Director and Chief Executive Officer

Nomura Holdings, Inc.

1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Resolutions of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, our shareholder, for your support for Nomura Holdings, Inc. (the “Company”).

You are hereby notified that the following matters were reported or resolved at the 104th Ordinary General Meeting of Shareholders held today.

I would like to thank you, our shareholder, for your continued support and encouragement to the activities of Nomura Group.

Description

Matters Reported

1.	104th fiscal year (covering the period from April 1, 2007 to March 31, 2008) business report, report on the content of consolidated financial statements and report on the results of audits of consolidated financial statements by the independent accounting auditor and the Audit Committee

The matter regarding the contents of the business report, consolidated financial statements and the results of audits of consolidated financial statements were reported.

2.	Report on the content of the 104th fiscal year financial statements (covering the period from April 1, 2007 to March 31, 2008)

The matter regarding the content of the financial statements was reported.

Matters Resolved

Proposal No. 1: Election of Eleven Directors

This proposal was resolved as originally submitted.

The six directors, namely Junichi Ujiie, Masanori Itatani, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji and Fumihide Nomura, were re-elected., and five directors, namely Kenichi Watanabe, Takumi Shibata, Masahiro Sakane, Tsuguoki Fujinuma and Yoshifumi Kawabata, were newly-elected.

Proposal No. 2: Issue of Stock Acquisition Rights as Stock Options to executives and employees of subsidiaries of the Company

This proposal was resolved as originally submitted.

Under the resolution, in accordance with the provisions of Articles 236, 238, and 239 of the Companies Act, upon the issuance of two types of stock acquisition rights under stock option to executives and employees of subsidiaries of the Company, the determination of solicitation plan was delegated to the Board of Directors of the Company or to the Executive Officers designated by the resolution by the Board of Directors.

<For reference>

After the closing of the Ordinary General Meeting of Shareholders, the Board of Directors resolved that the structure of committees under the Board of Directors and management be established as follows:

(1) Directors (eleven directors) * outside director

Junichi Ujiie (Chairman of the Board of Directors), Kenichi Watanabe, Takumi Shibata, Masaharu Shibata*, Hideaki Kubori*, Haruo Tsuji*, Fumihide Nomura, Tsuguoki Fujinuma*, Masahiro Sakane*, Masanori Itatani (Audit Mission Director) and Yoshifumi Kawabata (Audit Mission Director)

(2) Directors consisting Nomination Committee, Audit Committee and Compensation Committee

Nomination Committee: Junichi Ujiie (Chairman), Masaharu Shibata and Hideaki Kubori

Compensation Committee: Junichi Ujiie (Chairman), Masaharu Shibata and Hideaki Kubori

Audit Committee: Haruo Tsuji (Chairman), Fumihide Nomura and Tsuguoki Fujinuma

(3) Executive Officers (thirteen directors) * representative executive officer

President & Chief Executive Officer	Kenichi Watanabe	Chief Executive Officer (CEO)*

Deputy President & Chief Operating Officer	Takumi Shibata	Chief Operating Officer (COO)*

Executive Managing Director	Akihiko Nakamura	Chief Information Officer (CIO)

Executive Managing Director	Toshio Hirota	Head of Communications

Executive Managing Director	Hideyuki Takahashi	Head of Internal Audit

Executive Managing Director	Yugo Ishida	Head of Regional Management, Europe

Senior Managing Director	Akihito Watanabe	Head of Group Human Resources Development

Senior Managing Director	Shigesuke Kashiwagi	Head of Regional Management, Americas

Senior Managing Director	Masafumi Nakada	Chief Financial Officer (CFO)

Senior Managing Director	Noriaki Nagai	Head of Corporate Office

Senior Managing Director	Yoshinori Go	Head of Regional Management, Asia

Senior Managing Director	Yuji Nakata	Global Markets (based in Europe)

Senior Managing Director	Yoshihiro Fukuta	Head of Regional Management, Asia

(4) Business Division CEOs

Hitoshi Tada	Domestic Retail CEO

Akira Maruyama	Global Markets CEO

Hiromi Yamaji	Global Investment Banking CEO

Shoichi Nagamatsu	Global Merchant Banking CEO

Atsushi Yoshikawa	Asset Management CEO

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